1701 Market Street	Morgan, Lewis
Philadelphia, PA 19103-2921	& Bockius LLP
215.963.5000	Counselors at Law
Fax: 215.963.5001

John J. O’Brien

Associate

215.963.4969

jobrien@morganlewis.com

March 28, 2012

FILED AS EDGAR CORRESPONDENCE

Ms. Deborah O’Neal-Johnson

U.S. Securities and Exchange Commission

Division of Investment Management

100 F. Street, N.E.

Washington, DC 20549

Re:                               SEI Institutional Investments Trust 485(a) Filing (File Nos. 033-58041 and 811-07257)

Dear Ms. O’Neal-Johnson:

On behalf of our client, SEI Institutional Investments Trust (the “Trust” or “SIIT”), this letter responds to the comments you provided via telephone on February 23, 2012, regarding the Trust’s post-effective amendment No. 58, under the Securities Act of 1933, as amended (the “1933 Act”), and amendment No. 59, under the Investment Company Act of 1940, as amended (the “1940 Act”), to its registration statement filed with the SEC on January 13, 2012 pursuant to Rule 485(a) under the 1933 Act, for the purpose of adding the Small Cap II Fund (the “Fund”) as an additional series of the Trust.  Below, we have briefly summarized your comments and questions, followed by our responses.

1.                                      Comment.                                         Please confirm whether the Fund will charge shareholder fees (e.g., account fees or redemption fees).

Response.                                         The Fund does not currently intend to charge any shareholder fees.  Each Fund shareholder will only pay his or her portion of the Fund’s annual fund operating expenses, as disclosed in the Fund’s fee table.

2.                                      Comment.                                         In advance of filing the Trust’s post-effective amendment pursuant to Rule 485(b) with the Fund’s effective prospectus, please provide a capitalization range for the Fund’s index.

Response.                                         On February 23, 2012, we informed you via electronic mail that as of December 31, 2011, the market capitalization range of the Russell 2000 Index was between $16 million and $3.7 billion.

3.                                      Comment.                                         Please confirm whether the Fund will invest in shares of exchange-traded funds (ETFs) as a principal investment strategy and, if so, please consider adding appropriate risk disclosure.

Response.                                         We confirm that the Fund does not presently intend to invest in shares of ETFs as a principal investment strategy.

4.                                      Comment.                                         Please confirm whether the Fund will invest in derivative instruments as a principal investment strategy and, if so, please consider adding appropriate risk disclosure.

Response.                                         We confirm that the Fund does not presently intend to invest in derivative instruments as a principal investment strategy.

5.                                      Comment.                                         Please delete the section heading “Summary of Other Information About the Fund” from the prospectus.

Response.                                         In response to your comment, we have deleted this heading.

6.                                      Comment.                                         Please state whether the Fund will have any minimum amount for subsequent investments.

Response.                                         Minimum subsequent investments in the Fund will be $1,000, but may be waived at the discretion of SIMC.  In response to your comment, disclosure has been added to the prospectus reflecting this.

7.                                      Comment.                                         Please state whether the Fund’s shareholders would be provided with notice of a change to the Fund’s investment goal, policies and restrictions, which are not fundamental and which may be changed by the Board without shareholder approval.

Response.                                         The Fund has not self-imposed any requirement to provide shareholders with notice of any changes by the Board to the Portfolio’s non-fundamental investment policies and restrictions.  Nonetheless, in the event of a change to the Fund’s non-fundamental investment goal, policies or restrictions, the Trust would likely, depending on the facts and circumstances, file a supplement to its prospectus and/or statement of additional information, which would be sent to existing shareholders providing them with notice of such change(s).

8.                                      Comment.                                         Please confirm that the Fund covers the full notional value of credit default swaps sold (written) by the Fund.

Response.                                         The Fund may write (sell) credit default swaps, although it does not presently intend to do so.  If the Fund writes (sells) a credit default swap, then the Fund will, during the term of the swap agreement, cover the full amount owed to the counterparty under the swap agreement upon the occurrence of a credit default event, as defined under the terms of the particular swap agreement, and less any offsetting positions.

I hereby acknowledge on behalf of, and with the express authority granted by, the Trust that: (i) the Trust is responsible for the adequacy and accuracy of the disclosure in its registration statement; (ii) SEC staff comments or changes to disclosure in response to staff comments in the registration statement reviewed by the staff do not foreclose the SEC from taking any action with respect to the registration statement; and (iii) the Trust may not assert SEC staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have any questions, need any additional information or would like any clarification, please contact me at (215) 963-4969.

Very truly yours,

/s/ John J. O’Brien
John J. O’Brien